IMMUNOCELLULAR THERAPEUTICS, LTD.
23622 Calabasas Road, Suite 300
Calabasas, California 91302

July 11, 2017
VIA EDGAR
U.S. Securities and Exchange Commission                    VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-3628

Attn:    Chris Edwards

Re:    ImmunoCellular Therapeutics, Ltd.
Registration Statement on Form S-1
File No. 333-215331
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 10, 2017, in which we requested the acceleration of the effective date of the above-referenced registration statement for Tuesday, July 11, 2017, at 4:15 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,
ImmunoCellular Therapeutics, Ltd.

By: /s/ Anthony Gringeri
Anthony Gringeri
President and Chief Executive Officer

cc:	Anthony Gringeri, ImmunoCellular Therapeutics, Ltd. David Fractor, ImmunoCellular Therapeutics, Ltd.
Glen Sato, Cooley LLP
John McKenna, Cooley LLP
Carlton Fleming, Cooley LLP
Joanne Sur, Ellenoff Grossman & Schole LLP

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